Item 77 0

Name of Security	Date of Purchase	Syndicate Members	Securities Purchased From
OPTI Canada Inc (8¼% Notes)	12/8/06	Credit Suisse First Boston RBC Capital Markets TD Securities RBS Greenwich Capital Scotia Capital BNP Paribas Société Générale	Credit Suisse First Boston
GMAC LLC (6.00% Notes)	12/12/06	Banc of America Securities Citigroup JP Morgan Commerzbank Corporates & Markets Deutsche Bank RBS Greenwich Capital Société Générale UBS Investment Bank	Banc of America Securities

Affiliated broker is Société Générale.  Securities were purchased in the offering at the public offering price.

                            TCW021602.1